UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Biotransplant, Inc.

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                            (CUSIP Number: 09066Y107)

                                February 10, 2001
                                -----------------

                       Date of event which requires filing
                                December 31, 2000

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09066Y107                    13G                          Page 2 of 10
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             None
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 09066Y107                    13G                          Page 3 of 10
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 09066Y107                    13G                          Page 4 of 10
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Aries Domestic Fund II, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             None
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 09066Y107                    13G                          Page 5 of 10
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Aries Master Fund
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             None
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO (see Item 2)
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 09066Y107                    13G                          Page 6 of 10
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             None
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1(a). NAME OF ISSUER:

      Biotransplant, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      Charlestown Navy Yard
      Building 75
      Third Avenue
      Charlestown, MA 02129
      (617) 241-5200

ITEM 2(a) NAME OF PERSON FILING:

      This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Domestic Fund II, L.P. ("Aries II"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

      Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder of Paramount Capital(1), a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner to each of Aries Domestic(2), and Aries Domestic II, limited partnerships incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund(3), a Cayman Islands exempted company.

      Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      Paramount Capital's, Aries Domestic's, Aries II's, and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for The Aries Fund is c/o Fortis Fund Services Cayman Limited, Grand Pavilion Commercial Center, 802 West Bay Road, Grand Cayman, Cayman Islands.

----------
(1) Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

(2) Please see attached Exhibit C indicating the general partner to each of Aries Domestic and Aries II and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

(3) Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

ITEM 2(c). CITIZENSHIP:

      Dr. Rosenwald is a citizen of the United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

ITEM 2(e). CUSIP NUMBER:09066Y107

ITEM 3. |X| CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(c)

ITEM 4. OWNERSHIP

      For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Reporting Person has ceased to be the beneficial owner of more than five percent of a class of securities.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not Applicable

ITEM 10. CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.

Material to be Filed as Exhibits:

Exhibit A -  Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
             Aries Domestic, Aries II and Aries Fund to file this Statement on
             Schedule 13G on behalf of each of them.

Exhibit B -  List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -  List of executive officers and directors of Aries Domestic and
             Aries II and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -  List of executive officers and directors of Aries Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: February 10, 2001
New York, NY                            By /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES DOMESTIC FUND, L.P.
                                        By Paramount Capital Asset Management,
                                        Inc., General Partner

Dated: February 10, 2001
New York, NY                            By /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES DOMESTIC FUND, II L.P.
                                        By Paramount Capital Asset Management,
                                        Inc., General Partner

Dated: February 10, 2001
New York, NY                            By /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        THE ARIES MASTER FUND
                                        By Paramount Capital Asset Management,
                                        Inc., Investment Manager

Dated: February 10, 2001
New York, NY                            By /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman

Dated: February 10, 2001
New York, NY                            By /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Biotransplant, Inc.and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

                                        PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: February 10, 2001
New York, NY                            By /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES DOMESTIC FUND, L.P.
                                        By Paramount Capital Asset Management,
                                        Inc., General Partner

Dated: February 10, 2001
New York, NY                            By /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES DOMESTIC FUND, II L.P.
                                        By Paramount Capital Asset Management,
                                        Inc., General Partner

Dated: February 10, 2001
New York, NY                            By /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        THE ARIES MASTER FUND
                                        By Paramount Capital Asset Management,
                                        Inc., Investment Manager

Dated: February 10, 2001
New York, NY                            By /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman

Dated: February 10, 2001
New York, NY                            By /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

NAME                         PRINCIPAL OCCUPATION OR
----                         EMPLOYMENT
                             ----------

Lindsay A. Rosenwald, M.D.   Chairman of the Board and sole shareholder,
                             Paramount Capital Asset Management, Inc., Paramount
                             Capital Investments LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.         President of Paramount Capital Asset Management,
                             Inc., Paramount Capital Investments, LLC, and
                             Paramount Capital, Inc.

Peter Morgan Kash            Director of Paramount Capital Asset Management,
                             Inc., Senior Managing Director, Paramount Capital,
                             Inc.

Dr. Yuichi Iwaki             Director of Paramount Capital Asset Management,
                             Inc., Professor, University of Southern California
                             School of Medicine

Item 2.

During the five years prior to the date hereof, the above person (to the best of Paramount Capital's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Paramount Capital's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

The name and principal occupation or employment of the General Partner of Aries Domestic and Aries II, which are located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, is as follows:

NAME                                         PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                         ----------------------------------
Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

Exhibit B is hereby incorporated by reference.

Item 2.

During the five years prior to the date hereof, the above person (to the best of Aries Domestic's and Aries II's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Aries Domestic's and Aries II's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Fund is as follows:

PRINCIPAL OCCUPATION                                 NAME
OR EMPLOYMENT                                        ----
-------------

Paramount Capital Asset Management, Inc.             Investment Manager

Fortis Fund Services Cayman Limited                  Administrator
Grand Pavilion Commercial Center
802 West Bay Road
Grand Cayman, Cayman Islands

Exhibit B is hereby incorporated by reference.

Item 2.

During the five years prior to the date hereof, the above person (to the best of Aries Fund's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Aries Fund's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.